August 22, 2017
Re:	AngioGenex, Inc. Registration Statement on Form 10-12G Filed June 28, 2017 File No. 000-26181

Ada D. Sarmento/ Erin Jaskot – Legal

Rolf Sundwall/ Angela Connell – Accounting

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen,

On behalf of AngioGenex Inc., a Nevada private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) contained in the Staff’s letter dated July 25, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on June 28, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

ITEM 1. Business Description of Registrant's Business

A.

Executive Summary, page 1

1.

Please clearly state in this section that AGX51 is your only current drug candidate and that it is in the pre-clinical stage. Please also provide the approximate timeframe and cost for completion of pre-clinical work so that you can file an IND, as well as the approximate cost to complete clinical trials.

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 22, 2017

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the amended Form 10 to indicate that the Company has only two current lead drug candidates (i.e. AGX51 and its derivative AGX51-α) in the pre-clinical stage and the Company has also included disclosure regarding the approximate timeframe and cost for completion for both of these lead drug candidates.

2.

Please identify the publications that you reference in this section and supplementally provide us copies of such publications. Please also provide us for the basis for your determination that these are "esteemed" publications.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the amended Form 10 to identify the publications referenced therein and the Company has removed the description that the publications are “esteemed.” The Company will supplementally provide, under a separate cover, copies of such publications.

3.

Please provide the basis for your statements that Avastin and Eylea cause serious to fatal side effects and are expensive.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the amended Form 10 to remove descriptions that Avastin and Eylea cause serious to fatal side effects and are expensive.

4.

We note various claims about Id proteins and your proprietary chemical compounds throughout this section, including that the compounds were validated "both in the test tube and mouse models of breast cancer and macular degeneration," that in "accepted" pre-clinical models AGX51 could "prevent the Id proteins from performing their role in support of the establishment and spread of cancer," that pre-clinical studies have shown "profound reductions observed in both tumor formation and migration or metastasis as well as reduced vascularization." Please revise this section to clearly disclose specific details and parameters of each of the referenced trials, including the date(s) and duration of the studies, any established endpoints, metrics used, specific measurements and observations including those relating to tumor formation, migration, metastasis and vascularization, and statistical significance. Please also clarify which trials were for AGX51 versus other proprietary chemical compounds, and please clarify what you mean by an "accepted" pre-clinical model.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the amended Form 10 to provide elaboration on the trials the Company has conducted as well as file as an exhibit the PCT patent application to provide specific details.

5.

We note your statements here that pre-clinical studies have confirmed "fewer side effects" and "greater efficacy" for AGX51, as well as other statements throughout your prospectus that appear conclusory despite the preliminary nature

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 22, 2017

of the development of your product candidates. For example, you state that experiments "proved" that interfering with Id protein activity prevented the spread of tumors, or that certain dual activity is responsible for "superior performance" of AGX51 over other drugs. Please remove statements suggesting that AGX51 is safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination. It is premature to suggest that a pre-clinical product is safe or effective.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3 and 4 of the amended Form 10 to remove any statements that suggest or confirm that AGX51 or AGX51α is safe and effective.

6.

We note your disclosure in this section and elsewhere regarding a license agreement with Memorial Sloan Kettering Cancer Center. Please expand your discussion of the agreement to identify the products, product candidates or technologies covered by the agreement and the material terms such as the duration, termination provisions, payment provisions including milestone and royalty amounts, each party's rights and obligations, investment features and/or any share purchases. Please also provide details of the R&D and clinical trial plan and tell us whether this agreement is the same as the Industrial Research and Commercial licenses referenced on page 27. Please file this agreement as an exhibit to the Form 10 or tell us why you believe you are not required to do so.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 of the amended Form 10 to expand our discussion of the agreement. The MSKCC services agreement is entirely distinct from, and unrelated to, the Industrial Research and Commercial licenses referenced on page 27. The Company will also file the MSKCC agreement as an exhibit to the Form 10.

B.

Scientific and Technical Overview, page 2

7.

We note your disclosure that you intend to subject your lead compound for macular degeneration to further testing and your lead cancer drug to a human clinical trial in breast cancer yet we only note the reference to one product candidate, AGX51. Please clarify whether you are referring to the same product candidate. If you have another product candidate besides AGX51, please provide a description of the candidate and the current status of development including the most recent clinical trials completed and ongoing if the product is in the clinical stage.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the amended Form 10 to clarify that the Company is referring to two different lead drug candidates (i.e. AGX51 and its derivative AGX51-α).

The Patents, page 4

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	4	August 22, 2017

8.

Please disclose the patent expiration date for the one issued patent that you have. Please indicate, if not already done, the type of patent (composition of matter, use or process) for each patent. Please also disclose, if true, that TBF means to be filed, and what PCT means and clarify whether an application for the second patent listed in the table has been filed.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 of the amended Form 10 to disclose the patent expiration date of the one issued patent, the type of patent for each patent, the meanings of TBF and PCT and the date on which the second patent listed in the table was filed.

9.

We note that you have entered into an agreement with Johns Hopkins Hospital's Wilmer Eye Institute to further study your lead ocular drugs. Please expand your discussion of this agreement to identify the products, product candidates or technologies covered by the agreement and the material terms such as the specific duration, the termination provisions, the payment provisions, each party's rights and obligations, the investment features or any share purchases. Please also clarify what product candidates are your "lead ocular drugs" and what you intend to complete under the agreement in 2017. Please file this agreement as an exhibit or tell us why you believe you are not required to do so.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the amended Form 10 to expand our discussion on our work with John Hopkins Hospital’s Wilmer Eye institute which has completed and was based on a grant without a written agreement.

We have limited financial resources, page 9

10.

Please disclose in this risk factor how long you will be able to fund your current operations based on your current financial standing, how much additional capital you will need to fund your operations for the next 12 months and your auditor's going concern opinion.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the amended Form 10 to include the required information.

ITEM 1A.  Risk Factors

We may not be able to validate and market products, page 11

11.

We note your statement that you have generated less than $1 million in revenues to date. However, we note that did not generate any revenues in 2015 or 2016. Please disclose when you generated the revenue referenced in this risk factor and the total amount generated.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the amended Form 10 to include the required information.

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	5	August 22, 2017

If we lose the services of key management personnel, page 16

12.

Please update this risk factor to reference your current officers. We note that there is other information in the risk factors that should be updated such as the statements regarding the amount of grant and other income generated through 2008 and revenues from the SBIR grants not continuing at current levels on page 15. Please update accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the amended Form 10 to include the required information.

Our drug development programs depend upon third-party researchers, page 17

13.

We note your disclosure that you depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. Please identify these collaborators in this risk factor and file such agreements as exhibits or tell us why you believe it's not necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the amended Form 10 to identify our two collaborators, MSKCC and John Hopkins Hospital’s Wilmer Eye Institute. The Company will file its services agreement with MSKCC as an exhibit.

ITEM 2. Financial Information, page 22

14.

Please explain why your total research and development costs were $0 in 2015 and why you had a significant increase in general and administrative expenses in 2016 as compared to 2015.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the amended Form 10 to include the required information.

Liquidity and Capital Resources, page 24

15.

Please provide disclosure identifying any significant development milestones, an estimate of the material costs associated with achieving those milestones and the sources of funds needed to cover those costs and expenses.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 29 of the amended Form 10 to include the required information.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management, page 26

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	6	August 22, 2017

16.

We note that Mr. Salvador is a former director and officer yet it appears that his share ownership has been included in the total for all current directors and executive officers as a group. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the amended Form 10 to reflect only the current directors and executive officers in the beneficial ownership table.

ITEM 5.  Directors and Executive Officers, page 27

17.

Please disclose how long Mr. Benezra has worked at the Memorial Sloan-Kettering Cancer Center in the Department of Cancer Biology and Genetics and has been a Professor of Biology at Cornell Graduate School of Medical Sciences. Refer to ITEM 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the amended Form 10 to reflect that Mr. Benezra has worked at the MSKCC in the Department of Cancer Biology and Genetics and has been a Professor of Biology at Cornell for 27 years.

18.

Please expand your disclosure of the biographical information provided for Messrs. Benezra, Strage and Murray to discuss briefly the specific experiences, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to ITEM 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 32 of the amended Form 10 to include the required information for Messrs. Benezra, Strage and Murray.

19.

Please describe the role or function of the Scientific Advisory Board and whether there are any rules or procedures governing such board.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the amended Form 10 to include further description of the Scientific Advisory Board.

20.

Please disclose when Mr. Murray's current term as a director will end.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the amended Form 10 to indicate when Mr. Murray's current term as a director will end.

ITEM 6. Executive Compensation

Outstanding Equity Awards at Fiscal-Year End, page 30

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	7	August 22, 2017

21.

Please disclose by footnote the vesting dates of the options held at fiscal-year end. Refer to Instruction 2 to ITEM 402(p)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 35 of the amended Form 10 to include footnotes that indicate the vesting dates of the options held at fiscal-year end.

ITEM 7. Certain Relationships and Related Transactions, and Director Independence, page 31

22.

We note your more detailed disclosure regarding your related party transactions in notes 6 and 7 in the notes to the consolidated financial statements on page F-9. Please expand your disclosure in this section to provide the information required by ITEM 404(d) of Regulation S-K with the respect to the amounts owed to Mr. Murray, the unpaid salary owed to an officer and the related party loans or tell us why you don't believe it's necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the amended Form 10 to include the required information with the respect to the amounts owed to Mr. Murray, the unpaid salary owed to an officer and the related party loans.

ITEM 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 33

23.

Please provide the disclosure required by Item 304 of Regulation S-K in this section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the amended Form 10 to include the required information.

ITEM 15.  Financial Statements and Exhibits, page 33

24.

Please file the exhibits required by ITEM 601 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will file the exhibits required by ITEM 601 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 4 - Agreement with Memorial Sloan Kettering Cancer Center (MSKCC"), page F-8

25.

Please revise to disclose whether the 2014 issuance of common stock to MSKCC releases AngioGenex from any future obligations as previously disclosed in your Form 10-K for the period ended December 31, 2008, filed April 14, 2009. Also disclose the terms of any remaining obligations under the agreement.

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	8	August 22, 2017

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Notes to Consolidated Financial Statements to indicate that the Company was released of any future obligations and there are no remaining obligations under the agreement.

General

26.

Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

Response:

The Company acknowledges the Staff’s comment that the Form 10 will become effective automatically 60 days after its initial filing and the Company has filed a request for withdrawal prior to the automatic effectiveness date.

Office of Healthcare & Insurance Division of Corporation Finance U.S. Securities and Exchange Commission	9	August 22, 2017

Please do not hesitate to contact me at (646)-642-0701, (212)-644-9802 (fax) or stragem@angiogenex.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
By:	/s/ Michael Strage
Name: Michael Strage
Title: General Counsel

cc:

Via E-mail

Robert Benezra, Chief Executive Officer

Marty Murray, Chief Financial Officer